May 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	K2M Group Holdings, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-194550

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 2:00 p.m., Washington, D.C. time, on May 7, 2014 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 3,443 copies of the Company’s Preliminary Prospectus dated April 22, 2014 through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the several underwriters, has and will, and has been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

PIPER JAFFRAY & CO.
BARCLAYS CAPITAL INC.
WELLS FARGO SECURITIES, LLC

As Representatives of the Several Underwriters

By:	Piper Jaffray & Co.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	Wells Fargo Securities, LLC

By:	/s/ Elizabeth DiChiaro
Name:	Elizabeth DiChiaro
Title:	Managing Director

[Signature Page to Acceleration Request]